Exhibit 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	Three months ended June 30,		Six months ended June 30,
(Dollars in millions)	2017	2016	2017	2016
Earnings before income taxes excluding noncontrolling interest	$357	$322	$697	$645
Add:
Interest expense	69	71	135	141
Appropriate portion of rental expense (1)	8	6	15	13
Amortization of capitalized interest	1	2	2	3
Earnings as adjusted	$435	$401	$849	$802

Fixed charges:
Interest expense	$69	$71	$135	$141
Appropriate portion of rental expense (1)	8	6	15	13
Capitalized interest	2	2	4	4
Total fixed charges	$79	$79	$154	$158

Ratio of earnings to fixed charges	5.5x	5.1x	5.5x	5.1x

(1)
For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense. The appropriate portion of rental expense disclosed above for the three months ended June 30, 2016 and six months ended June 30, 2016 has been revised to correct the amounts previously disclosed of $7 million and $15 million, respectively, included in Exhibit 12.01 to the Company's 2016 Quarterly Report on Form 10-Q.